

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Renee M. Hardt, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, IL 60601

Re: RiverNorth Tactical Opportunities Fund, Inc. (the "Fund")
       File Numbers 811-22472 & 333-169317

Dear Ms. Hardt:

The Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") for the purpose of registering shares of common stock. The Fund will pursue a tactical asset allocation strategy and opportunistically invest under normal circumstances in underlying funds. Underlying funds may include closed-end and exchange-traded funds, open-end funds, exchange-traded notes and business development companies. We will review the Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

i)   explain the underlined term in the following sentence: "In addition, as a result of the imbedded derivative features, structured notes generally are subject to more risk than investing in a simple note or bond issued by the same issuer" *(Emphasis added.)*, and

ii)   correct or explain the underlined term in the following sentence: "The purchaser of a put or call option runs the risk of losing the purchaser's entire investment, paid as the premium, in a relatively short period of time if the option is not "covered" at a gain or cannot be exercised at a gain prior to expiration." *(Emphasis added.)*

2.   We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   As appropriate, add disclosure regarding the recent market turmoil. In light of the Fund's global investments, the disclosure should refer as well to the current uncertainty regarding certain European countries.

4.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, indicate whether FINRA has reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption "Underwriters." Indicate also whether FINRA aggregated such payments with the sales load or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

5.   In light of disclosure under the captions "Investment Objectives, Strategies and Policies" and "Risks" regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associated Director in the Division of Investment Management to the Investment Company Institute. *See,* letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

6.   The fee table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

Prospectus Cover

7.   Revise the pricing table to disclose the amount of the offering expenses of the offering in a footnote. *See,* Instruction 6 to Item 1.g. of Form N-2.

8.   Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Prospectus

9.   Disclosure on the page following the cover and in many other places in the filing indicates that the Fund will normally invest in underlying funds, including closed-end and exchange traded funds, open-end funds, business development companies and exchange-traded notes. What provision of the 1940 Act does the Fund rely on to make such substantial investments in investment company securities? In this connection, we

are aware of the disclosure on this topic captioned "Prospectus Summary – Risk Considerations – Investment-Related Risks – Underlying Fund Risks."

10.   If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. Unless they are issued by other funds, explain to the staff why exchange-traded notes are included within the definition of underlying funds.

11.   Disclosure later on the same page discusses the use of leverage. The last sentence of that disclosure states that: "Any use of leverage would create a greater risk of loss for the shares of common stock than if leverage is not used." Add disclosure indicating that holders of common shares pay all the expenses related to the issuance of debt or use of leverage.

12.   Revise the discussion captioned "Cautionary Notice Regarding Forward-Looking Statements" so as to clarify that any forward-looking statements contained in the prospectus or SAI does not meet the safe harbor for forward-looking statements pursuant to §27A of the Securities Act.

13.   The third and fourth sentences of the disclosure captioned "Prospectus Summary – Principal Investment Strategies" indicates that normally the Fund's asset allocation will be implemented by opportunistically investing in closed-end and exchange traded funds and by investing in open-end, exchange traded notes and business development companies. Clarify whether this means that under ordinary market conditions, the Fund will not invest in open-end funds and ETFs.

14.   Delete the phrases "such as" and "include, but are not limited to" from the sixth and seventh sentences in this paragraph, and disclose all material investments.

15.   The next paragraph discusses how closed-end fund investments are selected. Disclose how open-end and other underlying fund investments are selected.

16.   Add disclosure indicating that, to the extent that the Fund invests in the common stock of underlying funds, including BDCs and ETFs, the Fund, and therefore you, the shareholders, will indirectly bear the expenses of the underlying funds.

17.   Disclosure under this caption also states that: "Investing in inverse ETFs is similar to holding various short positions. When the Fund engages in a short sale, it sells a security it does not own and, to complete the sale, borrows the same security from a broker or other institution." Revise the disclosure so as to explain the manner in which inverse ETFs are deemed to be equivalent to short positions.

18.   Other disclosure under this caption discusses the Fund's investments in total return swaps. There it is said that: "If the underlying asset declines in value over the term of the swap, the Fund would be required to pay the dollar value of that decline plus any applicable fees to the counterparty. The Fund may use its own net asset value or that of an affiliated fund or any other reference asset that the Adviser chooses as the underlying asset in a total return swap." Disclose the limits, if any, of the adviser's ability to select the amount of underlying or reference assets. If none, disclose the potential risk to the Fund and its shareholders.

19.   Revise the disclosure captioned "Prospectus Summary – Investment Adviser" to indicates that the adviser is paid more if the Fund leverages and that this creates a conflict of interest.

20.   Disclosure captioned "Prospectus Summary – Dividends and Distributions" indicates that at times, to maintain a stable level of distributions, the Fund may pay out less than all of its net investment income or pay out return of capital. Disclose the significance of a distribution consisting of a return of capital, including a discussion of the tax aspects as well as the affect on a shareholder's basis in the Fund.

21.   A later sub-caption, "Risk Considerations – Investment-Related Risks," states that: "ARS are <u>debt</u> securities that are sold through dutch auctions." *(Emphasis added.)* If the Fund will acquire auction rate preferred securities, change the underlined term to something more appropriate.

22.   A subsequent sub-caption discusses distressed securities. If accurate, indicate that these issuers may be insolvent or bankrupt.

23.   Revise the sub-caption "Exchange-Traded Note Risks" so as to indicate, as disclosed later, that ETNs typically mature 30 years from the date of issue. In addition, explain the operation of the underlined term in the following sentence: "There may be restrictions on a fund's right to <u>redeem</u> its investment in an ETN . . ." *(Emphasis added.)*

24.   Similarly, revise the disclosure sub-captioned "Prospectus Summary – Risk Considerations - Investment-Related Risks – Foreign Investing Risks" to indicate the percentage of assets invested in foreign securities, or, alternatively, to indicate that there are no limits.

25.   Disclosure captioned "REIT Risks" discusses changes in the value of equity REITs versus mortgage REITs. The same disclosure appears in several places in the filing. Add disclosure that briefly explains these securities and how the two REITs differ.

26.   Add disclosure to the discussion sub-captioned "Prospectus Summary – Risk Considerations - Investment-Related Risks – Underlying Fund Risks" indicating that one fund may be purchasing a security that another underlying fund is selling. Confirm that

the Fund will not invest more than 25% of its assets in underlying funds that concentrate in an industry.

27.   Revise the fee table consistent with the following:

    i.   revise the following line item as indicated: "Expenses borne by <u>common shareholders of</u> the Fund,"
    ii.   move the footnotes appearing after "Annual Expenses" so as to follow the Example, and
    iii.   the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

    Further, Footnote 2 states that; "The management fee is charged as a percentage of the Fund's average daily Managed Assets." Explain in the footnote how the amount of managed assets is converted to net assets for the fee table. Disclose the assumptions used to calculate the expenses, including the estimated proceeds of the offering and the assumed amount of leverage in the next 12 months. If you assume no leverage, disclose unequivocally that the Fund will not leverage in the next 12 months. If the Fund may leverage, include the costs of leveraging in the fee table.

28.   Disclosure captioned "Investment Objective, Strategies And Policies - Principal Investment Strategies" discusses specific types of investments in which the Fund may invest, equity securities, including convertible securities, and alternative assets. Disclose each type of equity security in which the Fund intends to invest. If the Fund may acquire junk convertible securities, indicate that fact. Lastly, explain the types of "alternative" assets to be acquired by the Fund.

29.   Disclosure in the third paragraph states that: "In selecting closed-end funds, in particular, the Adviser opportunistically utilizes a combination of short-term and longer-term trading strategies to seek to derive value from the discount and <u>premium</u> spreads associated with closed-end funds." Explain this strategy. Will the Fund purchase closed-end funds that trade at a premium?

30.   Disclosure in the fourth paragraph states that: "Unlike a fund that allocates its assets among mutual funds based on the perceived ability of the advisers to those mutual funds, the Adviser actively manages the Fund's portfolio among the Underlying Funds based on the Adviser's research and analysis of the market and the <u>investment merit</u> of the Underlying Funds themselves." What does this mean? For example, since the portfolios of most underlying funds will be dynamically changing, how does the Fund analyze the merits without considering the investment acumen of the underlying fund adviser?

31.   The sixth paragraph briefly discusses securities lending and notes that the Fund will engage in this activity to increase the return on the Fund's portfolio. If by "return" you mean "income," please indicate that in the disclosure. Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets. Lastly, indicate that securities lending involves costs and risks and whether the Fund will invest the collateral tendered by the party borrowing the security.

32.   Disclosure in the seventh paragraph discusses total return swaps and states that: "Using the Fund's own net asset value as the underlying asset in the total return swap serves to <u>reduce cash drag</u> (the impact of cash on the Fund's overall return) by replacing it with the impact of market exposure based upon the Fund's own investment holdings." *(Emphasis added.)* Explain how this type of swap works. Disclose the risk to the Fund of using the Fund's net asset value as the underlying asset.

33.   Disclosure captioned "Use of Leverage" notes that the Fund may borrow to pay dividends and settle transactions, as well as for investment purposes. Using borrowings to pay dividends should be consistently disclosed in other discussions in the filing of the use of leverage.

34.   Delete the following sentence from the fifth paragraph: "The following table is furnished pursuant to SEC requirements."

35.   The caption "Risks – Leverage Risks" discloses that: "The use of leverage ~~generally~~ will require the Fund to segregate assets to cover its obligations (or, if the Fund borrows money or issues preferred shares, to maintain asset coverage in conformity with the requirements of the 1940 Act). While the segregated assets may be invested in liquid securities, they may not be used for other operational purposes." Revise the disclosure to state that the segregated assets will be liquid. Delete the indicated word from the quoted disclosure.

36.   Revise the sub-caption "Risks – Initial Public Offerings Risks" by disclosing whether the Fund may invest in IPOs of underlying funds. If it may, there is a significant risk that the underlying funds will trade at a price below the IPO price.

37.   Disclosure under the sub-caption "Risks - Options and Futures Risks" states that: "A fund may purchase and sell call and put options with respect to specific securities, and may <u>write and sell covered or uncovered call and put options</u>." *(Emphasis added.)* With respect to this sentence clarify the following: i) if the second clause of the sentence, the underlined clause, relates to options on instruments other than securities, clarify that point, and ii) explain whether the Fund will treat uncovered options as senior securities subject to §18 of the 1940 Act.

38.   Revise the discussion of "REIT Risks" so as to disclose the duplication of fees and that such fees at the REIT level are not included in the fee table line item regarding AFFE.

39.   Revise the discussion of "Securities Lending Risks" so as to note that such activity is limited to one third of assets and that the Fund must be able to recall loaned securities to enable it to vote on matters submitted to security holders.

40.   Delete the following sentence from the first paragraph of the disclosure captioned "Management of the Fund – Portfolio Management:" "Mr. Galley has been quoted in publications such as . . ." Alternatively, explain whether the Fund has permission from these periodicals to cite them in this prospectus.

41.   The last sentence of the disclosure captioned "Net Asset Value" indicates that its net asset value is calculated based, in part, upon the market prices of the underlying funds in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing. Disclose how the underlying funds use "fair value" to value securities for which no market price exists.

42.   Revise the discussion captioned "Certain Provisions of the Fund's Charter and By-Laws and of Maryland Law" to disclose whether the Fund may issue preferred. If so, discuss how they are represented on the Board, and whether there exist any dual representation of both common and preferred.

43.   Disclosure sub-captioned "Amendment to Charter and By-Laws" indicates that at least 80% of the votes of the Fund's shares "will be required to amend certain provisions of the Fund's Charter, including the provisions described in the paragraphs above . . ." *(Emphasis added.)* List the provisions.

44.   Add the substance of the indicated statement to the following disclosure: "The Fund's Charter and By-Laws provide that the Board of Directors will have the exclusive power to adopt, alter or repeal any provision of the Fund's By-Laws and to make new By-Laws," subject to the requirements of the 1940 Act.

45.   Disclosure appearing later indicates that the Board has adopted a resolution opting into the Maryland Control Share Statute. It is the view of the staff that the Fund, by opting in to the Maryland Control Share Acquisition Act, would be acting in a manner inconsistent with Section 18(i) of the Investment Company Act. The Fund should add disclosure consistent with the staff's position and opt out of this statutory scheme. *See,* Boulder Total Return Fund, Inc., pub. avail. November 15, 2010.

46.   Compare the first and second paragraphs under the caption "Underwriters – Additional Compensation to be Paid by the Investment Adviser" and delete the redundant disclosure.

Statement of Additional Information

47.   Disclosure in the second paragraph under the caption "Investment Policies and Techniques – Borrowing" suggests the Fund may use a borrowing facility. If the Fund expects to make use of such facilities, add appropriate descriptive and risk disclosure.

48.   The last paragraph of the sub-caption "Investment Policies and Techniques - Lending of Portfolio Securities" indicates that the Fund will pay fees in connection with securities lending. Add disclosure to explain the purpose of the fees and the nature of the contract.

49.   Revise the disclosure sub-captioned "Municipal Securities" so as to reflect any contemplated rules changes by the SEC or IRS or other regulatory agencies that may adversely affect conduit bond issuance in the form of private activity or industrial development bonds.

50.   Disclosure sub-captioned "Combined Transactions" indicates that the Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts) and multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions instead of a single strategic transaction, as part of a single or combined strategy. Add disclosure explaining these strategies to the prospectus.

51.   The discussion captioned "Management of the Fund – Investment Management Agreement" discloses that: "Because the fees paid to the Investment Adviser are determined on the basis of the Fund's Managed Assets, the Investment Adviser's interest in determining whether to leverage the Fund may differ from the interests of the Fund." Revise the disclosure to state affirmatively that this situation creates a conflict of interest for the adviser. Disclose how the board will monitor the conflict.

52.   Revise the discussion captioned "Board Members and Officers" so as to clearly designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

53.   In addition, take care that this discussion provides the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board's leadership structure, including why the structure is appropriate and the extent of the board's risk oversight of the Fund, and the skills, qualifications or other materially significant information regarding board members. _See,_ Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Items 18.5 and 18.17.

Part C - Signatures

54.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, December 6, 2010